VYRIAN, INC.

4660 Sweetwater Blvd Ste 200

Sugarland, Texas 77479

10 October 2019

Amanda Ravitz

Assistant Director

Officer of Electronics. And Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Re:         Vyrian, Inc.

Registration Statement on Form S-1

Filed August 7, 2013

File No. 333-184146

Dear Ms. Ravitz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vyrian, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-184146) together with all exhibits, and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 30, 2012 and was not declared effective by the Commission under the Securities Act.

This request for withdrawal is in accordance to a previous letter sent by certified mail by the Registrant on April 24, 2017, which requested discontinuance of the S-1 registration.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.  Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Vyrian, Inc., 4660 Sweetwater Blvd Ste 200, Sugar Land, Texas 77479, with a copy to the Registrant’s counsel, Clayton, McKay & Bailey, PC, Attn:  Josh Clayton, Two Ballpark Center, 800 Battery Avenue, SE, Atlanta, Georgia 30339; telephone number (713) 410-6217.

Should you have any questions, or need further information with respect to this matter, please contact Mr. Clayton at (713) 410-6217, or via email at josh@cmblaw.com

With best regards,

/s/ Sath Sivasothy
Sath Sivasothy
Chief Executive Officer